This is a Special Financial Report filed
             pursuant to Rule 15d-2 under the Securities
             Exchange Act of 1934 and is only required to contain financial statements for the year ended December 31, 1998.



                          SECURITIES AND EXCHANGE COMMISSION
                                Washington, D.C.  20549

                                       FORM 10-K

[X]    ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE
       SECURITIES EXCHANGE ACT OF 1934, for the fiscal year ended
       December 31, 1998, or

[ ]    TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE
       SECURITIES EXCHANGE ACT OF 1934, for the transition period
       from    N/A    to __________.

                           Commission File Number 333-41497

                             MERCER INSURANCE GROUP, INC.
                (Exact name of Registrant as specified in its charter)

         Pennsylvania                             23-2934601
(State or other jurisdiction of                 (I.R.S. Employer
incorporation or organization)                Identification No.)

       10 North Highway 31, Pennington, New Jersey       08534
       (Address of principal executive offices)        (Zip Code)

       Registrant's telephone number:  (609) 737-0426

       Securities registered pursuant to Section 12(b) of the Act:

                                         None

       Securities registered pursuant to Section 12(g) of the Act:

                                         None

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing
requirements for the past 90 days.  Yes     .  No    X  .

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of Registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. [X]
  <PAGE 1>
The aggregate market value of the shares of Common Stock of the Registrant held by nonaffiliates of the Registrant was $0 at April 19, 1999. As of April 19, 1999, the Registrant had no shares of Common Stock outstanding.


                          DOCUMENTS INCORPORATED BY REFERENCE

None.

                               SPECIAL FINANCIAL REPORT

       This is a Special Financial Report filed pursuant to Rule 15d-2 under the Securities Exchange Act of 1934. It is only required to contain financial statements for the year ended December 31, 1998; however, these financial statements have been omitted for the following reasons.

       Mercer Insurance Group, Inc. (the "Company") was formed by
Mercer Mutual Insurance Company ("MMIC") as part of MMIC's proposed conversion from a mutual to a stock insurance company in a transaction in which the Company would become the holding company of MMIC (the "Conversion").

       On December 4, 1997, the Company filed with the Commission Registration Statement No. 333-41497 on Form S-1 (the "Registration Statement"), which was declared effective on January 26, 1999. The Prospectus contained in the Registration Statement related to the Company's offering (the "Offering") of shares of its common stock (the "Common Stock") in connection with the Conversion.

       The completion of the Conversion and the Offering was subject to the approval of MMIC's Plan of Conversion from Mutual to Stock Organization (the "Plan") by MMIC's policyholders at a special meeting of policyholders held on March 3, 1999. At such special meeting, MMIC's policyholders failed to approve the Plan by the vote required under applicable law. Therefore, MMIC and the Company have terminated the Plan and the Offering. On April 9, 1999, the Company filed a post-effective amendment to the Registration Statement removing from registration all of the shares of Common Stock registered thereby.

       At December 31, 1998 and for the year then ended, the Company did not have any assets, liabilities, revenues or expenses. Further, the Company has never issued any shares of its authorized Common Stock. Therefore, no financial statements are filed herewith.

                                      SIGNATURES

       Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                        MERCER INSURANCE GROUP, INC.
                                               (Registrant)

April 22, 1999                          By  /s/Andrew R. Speaker
                                               Andrew R. Speaker,
                                               Executive Vice President
                                               and Chief Operating Officer

       Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons in the capacities and on the dates indicated.

       Signature               Title

                              Vice Chairman of
Roland D. Boehm               the Board of
                              Directors

/s/William Fogler             Director             April 22, 1999
William Fogler

/s/William C. Hart            President, Chief     April 22, 1999
William C. Hart               Executive Officer
                              and Director

                              Director
George T. Hornyak, Jr.

                              Director
Richard U. Niedt

/s/Richard G. Van Noy         Chairman of the      April 22, 1999
Richard G. Van Noy            Board of Directors

/s/Andrew R. Speaker          Executive Vice       April 22, 1999
Andrew R. Speaker             President, Chief
                              Financial Officer
                              and Treasurer
                              (Principal Financial
                              and Accounting
                              Officer)